TECHMEDIA ADVERTISING, INC.
c/o 62 Upper Cross Street, #04-01
Singapore  058353
Tel:  (65) 65323001

March 13, 2009

To:
THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF
TECHMEDIA ADVERTISING MAURITIUS
c/o Appleby Management (Mauritius) Ltd.
Level 11, One Cathedral Square
Jules Koenig Street, Port Louis
Mauritius

Dear Sirs\Mesdames:

Re:
OFFER TO PURCHASE ALL OF THE OUTSTANDING SHARES IN THE CAPITAL OF TECHMEDIA ADVERTISING MAURITIUS (“TM MAURITIUS”) FROM ALL THE SHAREHOLDERS OF THE OUTSTANDING SHARES IN THE CAPITAL OF TM MAURITIUS BY TECHMEDIA ADVERTISING, INC. ("TM USA")

Subject to and in accordance with the terms and conditions contained herein, this letter of intent (the "LOI") will set forth the basic understanding, terms and conditions relating to the proposed acquisition of all of the outstanding shares in the capital of TM Mauritius (the "TM Mauritius Capital"), a company organized under the laws of Mauritius, by TM USA, a company organized under the laws of the State of Nevada and is a reporting issuer in the United States and has its shares listed on the Over-the-Counter Bulletin Board under the symbol “TECM”, (the "Transaction").  TM Mauritius is the sole shareholder of TechMedia Advertising India, a company organized under the laws of India, or is in the process of acquiring all of the issued and outstanding shares in the capital of TechMedia Advertising India, which is engaged in selling outdoor advertising on billboards and digital signs in India located in high traffic locations, which locations range from transportation vehicles, commercial buildings, supermarkets and restaurants, by partnering with media space owners.

The parties also intend to enter into a more formal purchase agreement by way of a share exchange agreement (the "Formal Agreement") and other documents that more fully delineate and formalize the terms outlined in this LOI which are as follows:

1.            Form of Transaction.     The shareholders of TM Mauritius will transfer all of the TM Mauritius Capital to TM USA in exchange for receiving 24,000,000 (post forward stock-split) shares of common stock of TM USA (or such other number of TM USA shares as the parties shall mutually agree in the Formal Agreement).  Currently TM USA has authorized capital of 1,100,000,000 shares of common stock having a par value of $0.001 per share of which there are currently 43,120,000 shares of common stock issued and outstanding. Concurrent with the closing of the Formal Agreement, it is intended that the controlling shareholder of TM USA, Mr. Alan Goh, will voluntarily surrender for cancellation 24,000,000 shares of common stock registered in his name.

2.            Formal Agreement.     Additional terms, conditions and provisions governing the proposed Transaction may be contained in a Formal Agreement, which will be prepared and executed in form and substance satisfactory to TM Mauritius and TM USA and their respective legal counsel.

3.            Due Diligence.     The execution of the Formal Agreement shall be subject to the following conditions:

(a)(i) TM USA shall complete due diligence to its satisfaction and that of its counsel, as to corporate status, compliance with applicable laws, assets, liabilities, contracts and financial condition and prospects of TM Mauritius within a reasonable period after entering into this LOI.

(a)(ii) TM Mauritius will provide TM USA and its respective representatives, agents and advisers with reasonable access to, and copies of, all books, records, files and documents in TM Mauritius's possession as may be reasonably requested by TM USA in order that TM USA may satisfy itself as to all matters relating to the business, ownership, assets, operations and liabilities of TM Mauritius.

(b)(i) TM Mauritius shall complete due diligence to its satisfaction and that of its counsel, as to corporate status, compliance with applicable laws, assets, liabilities, contracts and financial condition and prospects of TM USA within a reasonable period after entering into this LOI.

(b)(ii) TM USA will provide TM Mauritius and its respective representatives, agents and advisers with reasonable access to, and copies of, all books, records, files and documents in TM USA's possession as may be reasonably requested by TM Mauritius in order that TM Mauritius may satisfy itself as to all matters relating to the business, ownership, assets, operations and liabilities of TM USA.

4.            Unanimous Acceptance by TM Mauritius Shareholders.     Among other conditions precedent which may be included in the Formal Agreement, TM USA’s obligation to close the Transaction shall be subject to the acceptance of the Transaction by all of the shareholders of TM Mauritius so that upon completion of the Transaction, TM Mauritius will be a wholly-owned subsidiary of TM USA.

5.            Representations and Warranties.     The Formal Agreement shall contain usual and customary representations and warranties by each of the shareholders of TM Mauritius, TM Mauritius and TM USA about each such corporation and the TM Mauritius Capital, including but not limited to:

(i)	due incorporation and good standing, and with respect to TM USA and its listing status on the OTCBB;

(ii)	due authorization of the transactions and agreements relating thereto;
(iii)	title of each such corporation to its assets;
(iv)	absence of any threatened or pending litigation;
(v)	continuing validity of contracts, licenses and permits;
(vi)	ownership of the TM Mauritius Capital; and
(vii)	that the TM Mauritius Capital is free and clear of any liens or encumbrances.

6.            Indemnification.     Each of TM Mauritius and TM USA shall agree to indemnify the other against any loss, damage, expense, judgment or payment (including expenses of investigation, attorney's fees and litigation expenses) resulting from the inaccuracy of any representation or warranty made by such corporation or the TM Mauritius shareholders in the Formal Agreement.

7.            Consents.     Each of TM Mauritius and TM USA will cooperate with one another and proceed, as promptly as is reasonably practicable to seek to obtain all necessary consents and approvals, and to endeavor to comply with all other legal or contractual requirements for or preconditions to the execution and consummation of the Formal Agreement.

8.            Confidentiality.     Each of TM Mauritius and TM USA agrees to treat all information (including but not limited to any information identified as "confidential" in writing and any such information which by its content or from the manner in which it is provided could reasonably be deemed to be confidential) concerning the other furnished, or to be furnished, by or on behalf of the other in accordance with the provisions of this paragraph (collectively, the "Information"), and to take, or abstain from taking, other actions set forth herein.  The Information will be used solely for the purpose of evaluating the proposed transactions, and will be kept confidential by each corporation and its officers, directors, employees, representatives, agents, and advisors; provided that (i) any of such Information may be disclosed by either corporation to its officers, directors, employees, representatives, agents, and advisors who need to know such information for the purpose of evaluating the proposed transactions, (ii) any disclosure of such information may be made to which each corporation consents in writing, (iii) such information may be disclosed if so required by law or such regulatory authorities and/or stock exchanges and (iv) such obligation of confidentiality shall expire upon such confidential information becoming public by means other than a breach of this paragraph.  If the proposed Transaction is not consummated, each of TM Mauritius and TM USA will promptly return all documents, contracts, records, or properties to the other.  The provisions of this paragraph shall survive the termination of this LOI.

9.            Public Disclosure.     Before the closing of the proposed Transaction, neither TM Mauritius nor TM USA shall make any public release of information regarding the matters contemplated herein except (i) that press releases may be issued by TM USA after the execution of this LOI, (ii) that TM Mauritius and TM USA may each continue such communications with employees, customers, suppliers, franchisees, lenders, lessors, shareholders, and other particular groups as may be legally required or necessary or appropriate and not inconsistent with the best interests of the other party or the prompt consummation of the transactions contemplated by this LOI, and (iii) as required by law.

10.           Reasonable Commercial Efforts.     Each of TM Mauritius and TM USA will negotiate in good faith and use its reasonable commercial efforts to arrive at a mutually acceptable Formal Agreement for approval, execution, and delivery on the earliest reasonably practicable date.  TM USA will pursue its due diligence investigation of the business, financial condition and prospects of TM Mauritius in good faith and with reasonable dispatch.  Each party hereto will also use its reasonable commercial efforts (subject to all the terms and conditions hereof and the Formal Agreement) to effect the closing of the Transaction and to proceed with the transactions contemplated in this LOI and the Formal Agreement as promptly as is reasonably practicable.

11.           Transactions in the Ordinary Course.     During the pendency of negotiations between TM Mauritius and TM USA, each of TM Mauritius and TM USA will not make or agree to make any purchase, sale or other similar transaction of assets, securities or otherwise in an amount in any transaction, greater than $50,000 without the consent of the other, which consent shall not be unreasonably withheld; except in any such case, for any such transactions which are in the ordinary course and scope of the business of TM Mauritius or TM USA.

12.           Costs.     TM Mauritius and TM USA will each be solely responsible for and bear all of its own respective expenses, including, without limitation, expenses of legal counsel, accountants, financial and other advisors, incurred at any time in connection with pursuing or consummating the Formal Agreement and the transactions contemplated herein.

13.           Termination.     Except with respect to the provisions of paragraph 8, either party hereto may terminate this LOI and thereafter this LOI shall have no force and effect and the parties shall have no further obligations hereunder if, despite the reasonable commercial efforts of the parties, the Transaction or the transactions contemplated herein are not closed by April 30, 2009, if such terminating party is not in breach of any of the binding provisions hereof, unless the deadline date for the closing of Transaction or the transactions contemplated herein are extended as may be mutually agreed to by the parties in writing for a maximum of 7 days per extension.

14.           Execution in Counterparts.     This LOI may be executed in original or counterpart form, delivered by facsimile or otherwise, and when executed by the parties as aforesaid, shall be deemed to constitute one agreement and shall take effect as such.

15.           Rights of Third Parties.  A person who is not a party to this LOI has no rights under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce any term of this LOI.

16.           Governing Law.     The situs of this LOI is Singapore and for all purposes this LOI will be governed exclusively by and construed and enforced in accordance with the laws and Courts prevailing in Singapore.

Yours very truly,
TechMedia Advertising, Inc.

Per:	/s/ Alan Goh
Alan Goh, President

If TM Mauritius wishes to accept the terms and conditions set forth above, please execute this LOI and return an originally signed copy to TM USA’s legal counsel at Devlin Jensen, Barristers & Solicitors, P.O. Box 12077, 555 W. Hastings St., Suite 2550, Vancouver, B.C., Canada  V6B 4N5, Attn: Michael Shannon, Fax # (604) 684-0916.

TechMedia Advertising Mauritius

Per:	/s/ William Goh	Dated: Mar. 13, 2009
Authorized Signatory

William Goh Han Tiang, Director
(print name and title)

Ternes Capital Limited

Per:	/s/ Ratner Vellu	Dated: Mar. 13, 2009
Authorized Signatory
Shareholder of TM Mauritius